UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“BSC”) today announced intravascular ultrasound (IVUS) follow-up data from BSC’s TAXUS V clinical trial from the EuroPCR conference in Paris.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 24, 2005

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Tuesday, May 24, 2005

TAXUS V IVUS RESULTS SUPPORT SAFETY AND EFFICACY

IN MOST CHALLENGING LESIONS AND HIGHEST-RISK PATIENTS

VANCOUVER, BC and PARIS, FRANCE, May 24, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced intravascular ultrasound (IVUS) follow-up data from BSC’s TAXUS V clinical trial, supporting the safety and efficacy of the TAXUS® Express2™ paclitaxel-eluting coronary stent system for the treatment of coronary artery disease in the most challenging lesions and highest-risk patients ever studied in a randomized, controlled clinical trial in the United States. TAXUS V expands on the TAXUS IV pivotal trial by studying a higher-risk patient population, including patients with small vessels, large vessels and long lesions requiring multiple overlapping stents.  Analysis of the data was presented by Neil Weissman, M.D., Director of Cardiac Ultrasound and Ultrasound Core Laboratories at the Cardiovascular Research Institute at Washington Hospital Center and Associate Professor of Medicine at Georgetown University School of Medicine in Washington, D.C. BSC made the announcement at the annual Paris Course on Revascularization.

BSC states that the results presented are among the most comprehensive intravascular ultrasound (IVUS) follow-up data of any drug-eluting stent randomized clinical trial. IVUS technology provides views from inside a patient’s blood vessels, offering the most accurate visual confirmation of stent deployment and vessel condition.

“The lesions studied in TAXUS V are some of the most difficult we confront in interventional cardiology,” said Dr. Weissman.  “The TAXUS V IVUS data provides an especially rich source of information on the excellent performance of the TAXUS system.  The uniform neointimal suppression across both single stents and multiple overlapping stents attests to the efficacy of TAXUS across a wide range of lesion lengths.”

BSC reports that the IVUS data confirmed the consistent performance of the TAXUS system in high-risk patients and complex lesions. Patients in the TAXUS group exhibited consistent neointimal suppression out to nine-months across the entire length of the lesions, resulting in stable late loss with sustained clinical benefit over the control group. Quantitative IVUS measurements revealed significant improvements for percent in-stent net volume obstruction (13.2 percent in the TAXUS group versus 31.8 percent in the control group; P<0.0001).  Consistency of outcomes was maintained regardless of lesion length or single versus multiple stenting, and a detailed millimeter-by-millimeter analysis demonstrated consistent neointimal suppression along the total length of the stent.

Efficacy and safety results remained consistent with findings from other ongoing TAXUS clinical trials, including TAXUS II, IV and VI.  TAXUS V represents the longest lesions ever studied with IVUS data in a clinical trial for drug-eluting stents.

TAXUS V is a randomized, double-blinded trial that enrolled 1,172 patients at 66 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting coronary stent system in reducing restenosis in de novo lesions 10 – 46 mm in length and 2.25 – 4.0 mm in diameter.  The Company previously announced in March that the trial met its primary endpoint of nine-month target vessel revascularization (symptom-driven repeat revascularization of the target vessel, or TVR), as well as all secondary endpoints.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12